

Mail Stop 3720

January 29, 2007

Mark Hague
President and Chief Executive Officer
Georgia International Mining Corporation
299 – 1917 West 4th Avenue
Vancouver, British Columbia V6J 1M7

> **Re:** **Georgia International Mining Corporation**
> **Amendment No. 7 to Form SB-2**
> **File No. 333-125138**
> **Filed January 22, 2007**

Dear Mr. Hague:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. Please revise the legend at the top of the page so that it suggests the company also may not sell or offer the securities until the registration statement filed with the Securities and Exchange Commission is effective…." Currently you state this limitation applies only to the selling stockholders, but it appears that you also intend to offer securities with this registration statement. See Regulation S-B Item 501(a)(10).

Use of Proceeds, page 8

2. Indicate whether you will use proceeds from the offering to pay the $7,038 promissory note issued to President Mark Hague, and, if you will not use some of

the proceeds, indicate in management's discussion and analysis when you intend to pay the note.

Related Party Transactions, page 26

3.   You state on page 26, among other things: "Except for the issuance of common stock to our officers and directors at the same price of $0.001 per share as paid by the non-officer/director shareholders, we have not entered into any transactions with management." Yet in various places in the prospectus you describe three loans from Mr. Hague and your land claim purchase from him. Please revise or advise. Also include in this related party transactions section a cross-reference to your summary on page 22 of the land claim purchase agreement and promissory note transaction with Mr. Hague; we note that you mention in the related party transactions section only the $35,000 and $17,141 loans from Mr. Hague.

4.   We note your response to our prior comment fourteen; yet the revised disclosure does not include your response to our prior comment 40 from your letter dated October 31, 2006. In that response you stated how "the option agreement price was determine[d] according to market price for a similar mining property in the Caribou Region, BC[.] The Shareholder loan is simply a cash transaction provided by Mr. Hague to pay the outstanding payables. These transactions could not be obtained from a third party (such as banks) since we have [no?] track record in business or assets to be offered as collateral." Please include in the prospectus this response, or tell us where you already have included similar disclosure in the prospectus.

Market for Common Equity and Related Shareholder Actions, page 27

5.   On page 27, you state that in the offering: "Each unit will consist of one common share and one common stock purchase warrant. The warrant expires within five years from the unit issuance date." In light of your response to our prior comment one from our January 5, 2007 letter that the offering concerns only common stock, please revise or advise.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Cheryl Grant, Staff Attorney, at (202) 551-3359 or me at (202) 551-3833 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief